1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
STEPHEN H. BIER stephen.bier@dechert.com +1 212 698 3889 Direct +1 202 261 3092 Fax

June 27, 2022

VIA EDGAR

Mr. Michael Rosenberg

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harding, Loevner Funds, Inc. (the “Registrant”) File Numbers 333-09341 and 811-07739 Post-Effective Amendment No. 68 to the Registration Statement on Form N-1A

Dear Mr. Rosenberg:

This letter responds to the U.S. Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments that you provided on May 10, 2022 with respect to Post-Effective Amendment No. 68 (“PEA No. 68”) to the Registrant’s registration statement filed with the SEC on April 21, 2022. We have reproduced the Staff’s comments below, followed by our responses. Undefined capitalized terms used below have the same meaning as given in PEA No. 68.

PROSPECTUS

Emerging Markets ex China Portfolio (the “Portfolio”)

Fee Table

1.	Comment: Please include Acquired Fund Fees and Expenses in the “Portfolio Summary—Portfolio Fees and Expenses” fee table, if applicable.

Response:    The Portfolio does not currently intend to invest in investment companies at such levels to require disclosure of Acquired Fund Fees and Expenses.

Principal Investment Strategies

2.

Comment:    In the “Portfolio Summary—Principal Investment Strategies” section, please revise the second sentence in the second paragraph to the following: “Emerging and frontier markets offer investment opportunities that may arise from long-term trends in demographics, deregulation, offshore outsourcing, and improving corporate governance in developing countries.”

Response:    We respectfully acknowledge your comment. The referenced disclosure is currently included in the prospectuses of other of the Registrant’s portfolios. In addition, the Portfolio’s prospectus includes disclosure in the “Emerging Markets ex China Portfolio—Principal Risks—Emerging and Frontier Market Risk” and “Additional Information on Portfolio Investment Strategies and Risks—Emerging and Frontier Market Securities” sections that describes the risks related to investments in emerging and frontier market countries. Accordingly, we believe the existing disclosure is appropriate.

3.

Comment: In the “Portfolio Summary—Principal Investment Strategies” section, please revise the third sentence in the second paragraph to the following: “Harding Loevner LP (“Harding Loevner”), the Portfolio’s investment adviser, undertakes fundamental research in an effort to identify companies that it believes are well managed, financially sound, fast growing, and strongly competitive, and whose shares are reasonably priced relative to estimates of their value.”

Response:     We respectfully acknowledge your comment. The referenced disclosure is currently included in the prospectuses of other of the Registrant’s portfolios. In addition, the referenced disclosure states that the Harding Loevner LP “undertakes fundamental research in an effort to identify companies that are well managed. . .” (emphasis added). Accordingly, we believe the existing disclosure is appropriate.

4.

Comment:    In the “Portfolio Summary—Principal Investment Strategies” section, please revise the last sentence in the third paragraph to the following: “The Fund may gain direct or indirect exposure to the Chinese economy, as a consequence of the direct or indirect exposure that companies in which the Fund invests have to China.”

Response:    We respectfully acknowledge your comment. The referenced disclosure has been revised and moved to the “Investment Objectives and Investment Process—Investment Process” section of the Portfolio’s prospectus.

Principal Risks

5.	Comment: To the extent the Portfolio will invest in contingent convertible securities, please add appropriate risk disclosure.

Response:    We respectfully acknowledge your comment; however, the Portfolio currently does not intend to invest in contingent convertible securities.

Additional Information on Portfolio Investment Strategies and Risks

6.	Comment: Please supplementally explain why “Risks Relating to Current War Between Ukraine and Russia” are not principal risks of the Portfolio.

Response:     We respectfully acknowledge your comment. Currently, the Portfolio has de minimis exposure to securities impacted by the war between Russia and Ukraine. Accordingly, we do not believe “Risks Relating to Current War Between Ukraine and Russia” qualify as principal risks of the Portfolio.

7.	Comment: Please supplementally explain why “Geographic Risk” is not a principal risk of the Portfolio.

Response:     We respectfully acknowledge your comment. The Portfolio does not concentrate its investments in any particular region. The Portfolio includes “Emerging and Frontier Market Risk” as principal risks of the Portfolio, which we believe to be appropriate based on the Portfolio’s anticipated investments.

8.

Comment:    Please add disclosure to the “Derivatives and Hedging” risk tile relating to the following statement in the “Portfolio Summary—Principal Investment Strategies” section: “Because some emerging market countries may present difficulties for efficient foreign investment, the Portfolio may use equity derivative securities to gain exposure to those countries.”

Response:    The disclosure has been revised accordingly.

9.	Comment: Please state that each portfolio manager has managed the Portfolio since its inception in the “Management of the Fund—Portfolio Management” section.

Response:    The disclosure has been revised accordingly.

*                    *                     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3889 if you wish to discuss this correspondence further.

Best regards,

/s/ Stephen H. Bier

Stephen H. Bier

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